UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

MSB Financial, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

553519-10-9

(CUSIP Number)

J. Thomas Schaeffer
20708 US 27 North
Marshall, MI 49068
(616) 781-5193

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NEXT PAGE

CUSIP No. 553519-10-9	SCHEDULE 13D	PAGE 2 OF 7

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) J. Thomas Schaeffer

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) ___

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 63,540 8. SHARED VOTING POWER 1,324 9. SOLE DISPOSITIVE POWER 63,540 10. SHARED DISPOSITIVE POWER 1,324

NEXT PAGE

CUSIP No. 553519-10-9	SCHEDULE 13D	PAGE 3 OF 7
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,864

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ____

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of MSB Financial, Inc. ("MSB Financial"), with its main office located at 107 North Park Street, Marshall, Michigan 49068. All listed amounts herein have been adjusted to reflect stock splits and stock dividends paid by MSB Financial prior to the date hereof.

Item 2. Identity and Background.

       The name and address of the person filing this statement is J. Thomas Schaeffer, 20708 US 27 North, Marshall, Michigan 49068. Mr. Schaeffer is a partner in the law firm of Schaeffer, Meyer & MacKenzie, and a director of MSB Financial. During the last five years, Mr. Schaeffer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

       Mr. Schaeffer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        On February 6, 1995, in connection with MSB Financial's initial public offering of Common Stock, Mr. Schaeffer acquired, 42,730 shares of Common Stock and his spouse acquired 1,324 shares of Common Stock. The acquisitions of the foregoing Common Stock were made with personal funds for an aggregate purchase price of approximately $200,250.

NEXT PAGE
CUSIP No. 553519-10-9	SCHEDULE 13D	PAGE 4 OF 7

        On October 24, 1995, Mr. Schaeffer was awarded 3,176 shares of restricted Common Stock which vests annually over a five year period with the last vesting period expiring on October 24, 2000. The restricted Common Stock was provided at no cost to Mr. Schaeffer. Also, on October 24, 1995, Mr. Schaeffer was awarded options to purchase 7,942 shares of Common Stock at an exercise price of $7.10. The 7,942 options also vest annually over a five year period such that Mr. Schaeffer will be 100% vested on October 24, 2000.

       On October 28, 1997 and June 16, 1998, Mr. Schaeffer was awarded options to purchase 6,600 shares and 3,092 shares of Common Stock, respectively, at an exercise price of $16.36 and $15.45, respectively. These two awards vested immediately.

Item 4. Purpose of Transaction.

       All of the shares acquired by Mr. Schaeffer, directly or indirectly, were acquired for investment purposes. Mr. Schaeffer may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of MSB Financial for investment purposes or dispose of shares of MSB Financial. As a director of MSB Financial, Mr. Schaeffer regularly explores potential actions and transactions which may be advantageous to MSB Financial, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of MSB Financial.

       Except as noted above, Mr. Schaeffer has no plans or proposals which relate to or would result in:

        (a) the acquisition by any person of additional securities of MSB Financial, or the disposition of securities by MSB Financial;

       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MSB Financial or any of its subsidiaries;

        (c) a sale or transfer of material amount of assets of MSB Financial or any of its subsidiaries;

        (d) any change in the present Board of Directors or management of MSB Financial, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) any material change in the present capitalization or dividend policy of MSB Financial;

        (f) any other material change in MSB Financial's business or corporate structure;

NEXT PAGE

CUSIP No. 553519-10-9	SCHEDULE 13D	PAGE 5 OF 7

        (g) changes in MSB Financial's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MSB Financial by any persons;

        (h) causing a class of securities of MSB Financial to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

        (i) a class of equity securities of MSB Financial becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

       (a) Mr. Schaeffer beneficially owns an aggregate of 64,864 shares of Common Stock, constituting 5.1% of the number of shares of such Common Stock outstanding on the date hereof.

        (b) With respect to the 64,864 shares of Common Stock owned beneficially by Mr. Schaeffer, such amounts include:

(1) 63,540 shares over which Mr. Schaeffer has sole voting and dispositive power.

(2) 1,324 shares over which Mr. Schaeffer shares voting and dispositive power with his spouse, Thelma A. Schaeffer, who's address is 20708 US 27 North, Marshall, Michigan 49068. Mrs. Schaeffer is a homemaker. During the last five years, Mrs. Schaeffer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Schaeffer is a citizen of the United States of America.

(3) Options to purchase 17,634 shares of Common Stock which upon exercise Mr. Schaeffer will have sole voting power and sole dispositive power.

       (c) No transaction involving Mr. Schaeffer's beneficial ownership of Common Stock was effected in the past sixty days.

NEXT PAGE

CUSIP No. 553519-10-9	SCHEDULE 13D	PAGE 6 OF 7

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Schaeffer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Schaeffer and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Schaeffer are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits.

       None.

NEXT PAGE

CUSIP No. 553519-10-9	SCHEDULE 13D	PAGE 7 OF 7

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 3, 2000	/s/ J. Thomas Schaeffer
J. Thomas Schaeffer